EXHIBIT 2.1
                                                                     -----------

                           SOFTWARE LICENSE AGREEMENT


         THIS SOFTWARE LICENSE AGREEMENT (the "License Agreement") is made as of Monday, July 23, 2007 (the "Effective Date") by and between Semotus Solutions, Inc. ("Licensor") and Innofone.com, Incorporated ("Customer" or "Innofone").

         This Agreement consists of this signature page, the Basic Terms and Conditions and the attached Exhibits, which are part of this Agreement and are incorporated herein by reference. Each party has read, understands and agrees to the terms and conditions of this Agreement.



ACCEPTED BY                                 CUSTOMER


Semotus Solutions, Inc                      Innofone.com, Incorporated

By: /s/ Anthony LaPine                      By: /s/ Alex Lightman
Name: Anthony LaPine                        Name: Alex Lightman
Title: CEO                                  Title: CEO

Address for Formal Notice:                  Address for Formal Notice:
Semotus Solutions, Inc.                     Innofone.com
718 University Ave., Suite 202              1431 Ocean Ave., #1500
Los Gatos, CA 95032                         Santa Monica, CA 90401
Attn: General Counsel                       Attn: General Counsel


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                           BASIC TERMS AND CONDITIONS

                             ARTICLE 1: DEFINITIONS

"Documentation" means such manuals, documentation and any other supporting materials relating to the Licensed Software as are currently maintained by LICENSOR and generally provided to its licensees. Documentation is considered part of the related Licensed Software.

"Intellectual Property Rights" means any and all rights existing now or in the future under patent law, copyright law, industrial design rights law, moral rights law, trade secret law, trademark law, unfair competition law, publicity rights law, privacy rights law, and any and all similar proprietary rights, and any and all renewals, extensions, and restorations thereof, now or hereafter in force and effect worldwide, including, without limitation, in the United States.

"Internal Use" means Customer's internal accounting, inventory, word or data processing or other internal uses in the United States, but shall exclude any and all commercial applications or uses in connection with or directly for the benefit of customers and/or third parties.

"Licensed Software" means the executable files of the computer software obtained by Customer under this Agreement, any extracts from such software, derivative works of such software, or collective works constituting such software (such as subsequent releases) to the extent offered to Customer under this Agreement, and the related Documentation. The Licensed Software is further described in Exhibit A, attached hereto and incorporated herein.

"Warranty Period" means the ninety (90) day period beginning on the date of delivery of the Licensed Software.

                           ARTICLE 2: SOFTWARE LICENSE

2.1 License. Subject to the terms and conditions of this License Agreement, LICENSOR grants Customer a worldwide, nonexclusive, royalty free, revocable and nontransferable license to:

a.   Internally use, copy, and display the Licensed Software; and
b. sublicense and distribute copies of the Licensed Software to third party licensees for their Internal use, subject to a form of sublicense agreement that has been approved by Licensor and other restrictions as set forth in this Agreement.

     Neither Customer nor its third party licensees may reverse engineer, disassemble, decompile, or otherwise attempt to derive the source code of the Licensed Software, nor may Customer sublicense any of the license rights granted in this License Agreement to third party agents, resellers or independent contractors.


2.2 Documentation License. Subject to the prior written authorization of LICENSOR and to any conditions contained in that authorization, Customer may at its own expense make copies of the Documentation, whereupon any and all such copies will become and remain Documentation, subject to the terms and conditions of this License Agreement. Customer will not remove and will affix to the media upon which it is copied, any proprietary markings or legends placed upon or contained within the Licensed Software or Documentation.

2.3 Use of Trademarks and Tradenames. Licensor grants to Customer the non-exclusive terminable right to use certain of its name and marks during the term of this License Agreement solely with respect to Customer's marketing and licensing of the Licensed Software in accordance with the terms of this License Agreement,

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including Exhibit B attached hereto and incorporated herein. Customer's right created herein shall continue only as long as Customer's marketing and licensing rights under this License Agreement remain in force. Upon termination of this License Agreement, Customer will purge such name or marks from all materials, letterheads, signs and any other media in which Customer displayed such names or marks, and thereafter, neither Customer nor any parent, subsidiary or affiliate shall use either the name or like sounding or appearing names or marks in any fashion, anywhere. Customer shall maintain and allow Licensor to monitor the quality of workmanship associated with its marks, and Licensor may terminate the use of its marks if such quality falls below Licensor's own levels. Licensor makes no representation or warranties as to the registration status of its tradenames or trademarks. Customer shall notify Licensor of any infringement or appropriation of Licensor's names or marks during the term of this License Agreement. 2.4 Ownership. As between the parties hereto, and subject to the licenses granted to Customer herein, Licensor or its licensors, as applicable, own and shall retain all right, title and interest in and to the Licensed Software, and all associated Documentation and all related modifications and derivative works, and all intellectual property and Intellectual Property Rights related thereto. Customer will immediately notify Licensor of any infringement, misappropriation or violation of any Intellectual Property Rights of Licensor that comes to Customer's attention. Customer will not infringe, and will use its best efforts to preserve and protect Licensor's interest in all such Intellectual Property Rights. In the event of any such infringement, misappropriation or violation relating to the activities of Customer or any of its officers, directors, employees, agents or contractors, Customer will take all steps reasonably necessary to terminate any such infringement, misappropriation or violation.

                         ARTICLE 3: ORDERS AND PAYMENTS

3.1 Payments. Innofone agrees to issue to Licensor three million seven hundred and fifty thousand dollars ($3,750,000) worth of Innofone's restricted common stock (the "Shares") at a price equal to the lower of (i) the average daily closing price of Innofone's common stock for a period of twenty trading days up to and including the day prior to the full execution of this License Agreement, and (ii) the closing price of Innofone's common stock on the Effective Date (the "Transaction Price"), to be issued within twenty four hours of the Effective Date and including certain representations and registration rights, as set forth in Exhibit C. Closing shall occur upon the completion of the issuance of the Shares.

Fees for professional services, annual maintenance and support of the Licensed Software are set forth in Exhibit D.

Future milestones between the parties are set forth in Exhibit E, attached hereto and incorporated herein.

3.2 Shipping. Customer shall be able to download through the internet the Licensed Software and the Documentation immediately upon Closing.

3.3 Taxes and Other Charges. In addition to all applicable license and administrative fees, Customer will be responsible for paying any amounts equal to all sales, use, personal property, value added, and any other taxes resulting from this License Agreement or any activities under this Agreement, excluding taxes based on LICENSOR'S net income, unless Customer furnishes proof of exemption from payment of such taxes which is in a form reasonably acceptable to LICENSOR. Any sum due LICENSOR for which a time of payment is not specified will be paid within thirty (30) days after the date of invoice therefore from LICENSOR. Any sums not paid when due shall automatically accrue interest from the date when due until actually paid at rate of eighteen percent (18%) per annum or the highest rate allowed by law, whichever is less.

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3.4 Audit. Licensor may, at any time during the term of this License Agreement and with seven (7) days prior notice, request and gain access to Customer's premises, for the limited purpose of conducting an inspection to determine and verify that Customer is in compliance with the terms and conditions hereof. Customer will promptly grant such access and cooperate with Licensor in the inspection; provided, however, that the inspection will be conducted in a manner not intended to disrupt unreasonably Customer's business and will be restricted in scope, manner and duration to that reasonably necessary to achieve its purpose. Licensor shall be provided with one (1) such audit per annum during the Term of the License only.

                       ARTICLE 4: MAINTENANCE AND SUPPORT

Subject to the payment of annual maintenance fees, LICENSOR shall provide maintenance and support for the Licensed Software as described on Exhibit F. New contracts will need to purchase maintenance within 30 days of the Effective Date, after that it will be considered lapsed. All maintenance renewals must be paid by the annual anniversary date. There will be a software re-certification fee for accounts with lapsed coverage; please see Exhibit D for fee amounts. Lapsed maintenance coverage renewal will be retroactive to the previous annual anniversary date. No maintenance or support will be provided by LICENSOR until payment is received. Alternatively, Customer may pay for engineering/professional services on a time and material basis at the LICENSOR's standard hourly rates, as set forth in Exhibit D.

Customer may provide Level 1 Support to any of its licensees under the following terms and conditions. Level 1 Support means the resolution of minor problems with the Licensed Software and resolution of all issues related to or arising from the physical infrastructure and functionality of the servers on which the Licensed Software is installed. Customer shall provide Level 1 support to Licensees at least 12 hours per day, seven days per week. Customer shall not contact Licensor in connection with Level 1 support unless and until it has used its best efforts to resolve the problem. Customer shall promptly notify Licensor of all bugs that Customer determines to exist in the Licensed Software. Licensor shall provide Level 1 training online to Customer at Licensor's standard hourly rate. Customer must pass Licensor certification before being allowed to offer Tier 1 support to its licensees.

Subject to the payment by licensees of maintenance and support fees directly to Licensor, Licensor shall provide maintenance and support in accordance with Exhibit F.

                    ARTICLE 5: REPRESENTATIONS AND WARRANTIES

Limited Product Warranty. LICENSOR warrants that during the Warranty Period the Licensed Software shall conform in all material respects to the specifications set forth in the LICENSOR'S Documentation. LICENSOR does not warrant that operation of the Licensed Software will be uninterrupted or error free. In the event of a breach of the foregoing warranty, LICENSOR'S sole obligation, and Customer's sole and exclusive remedy, for such breach shall be that LICENSOR shall make all commercially reasonable efforts to promptly correct the non-conforming Licensed Software without charge. Licensee expressly acknowledges and agrees that the use of the Licensed Software is at Licensee's sole risk. THE FOREGOING WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES, AND LICENSOR EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCANTABILITY, FITNESS FOR A PARTICULAR PURPOSE.

Product Representations. Customer shall deliver the Licensed Software to licensees with Licensor's then current license agreement generally accompanying the Licensed Software, as it may be amended by Semotus from time to time. Customer shall make no, and shall indemnify Semotus for any claims arising out of, representations or

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warranties concerning quality, performance or other characteristics of the
Product other than those which are consistent in all respects with, and do not expand the scope of, the warranties contained in the applicable license agreement. Customer agrees to conduct its business in a manner that reflects favorably at all times on the Licensed Software and the good name, goodwill and reputation of Semotus. Customer shall identify Semotus as the owner of the Licensed Software.

Compliance with Laws. Customer shall comply with all applicable supranational, national, and local laws and regulations in performing its duties hereunder. Customer must obtain, at its own expense, all necessary registrations, licenses, permits and approvals as required by any government to import and/or export, promote, market and resell the Licensed Software, and Semotus shall provide any necessary information or supporting documentation upon Customer's reasonable written request to assist Customer with its obligations under this Section. Customer shall indemnify and hold harmless Semotus for any violation or alleged violation of this Section.

General Representations and Warranties. Each party has the corporate power and authority to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery by each party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action by each party. This Agreement has been duly executed and delivered by each party and constitutes the valid and binding obligation of each party enforceable against it in accordance with its respective terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to general equitable principles.

                           ARTICLE 6: INDEMNIFICATION

LICENSOR shall indemnify and hold Customer harmless from and against any third party claim that the Licensed Software infringes an existing United States copyright, provided that Customer promptly notifies LICENSOR in writing of any such claim and allows LICENSOR to control, and fully cooperates with LICENSOR in, the defense of any such claim and all related settlement negotiations. Licensor shall pay any damages finally awarded in such legal action as a result of such third-party claim. In the event an injunction is sought or obtained against Customer's use of the Licensed Software as a result of any such infringement claim, LICENSOR may at its sole option and expense, (a) procure for Customer the right to continue using the affected Licensed Software or (b) replace or modify the affected Licensed Software so that it does not infringe, or (c) refund a pro rata portion of the license fee to the Customer, based on a 5 year life of the Licensed Software. LICENSOR shall have no liability to the extent that any claim is based upon: (a) the unauthorized combination, operation or use of any Licensed Software with software not supplied or specified by LICENSOR; (b) the unauthorized alteration, modification or combination of any Licensed Software if infringement could have been avoided by use of the unaltered, unmodified or uncombined Licensed Software; or (c) the failure by Customer to use the most current version of the Licensed Software. THE FOREGOING CONSTITUTES THE ENTIRE LIABILITY OF LICENSOR, AND CUSTOMER'S SOLE AND EXCLUSIVE REMEDY WITH RESPECT TO ANY CLAIMS OF INFRINGEMENT OF THIRD-PARTY RIGHTS.

Customer shall indemnify, defend and hold harmless Licensor, its officers, directors, employees and agents (each a " Customer Indemnified Party") from any and all claims, actions, damages, costs, liabilities, judgments or expenses (including reasonable attorneys' fees and costs) incurred by any Customer Indemnified Party arising from or related to (1) Customer's acts or omissions under this Agreement, (2) commitments, claims or representations made by Customer with respect to the Licensed Software outside the scope of the License Agreement and/or without Licensor's authorization; (3) services provided by Customer to any third party, including any licensee; (4) modifications made by Customer to the Licensed Software; or (5) a breach by

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Customer of its agreement with a licensee or other third party. This provision shall survive termination or expiration of the License Agreement.

                             ARTICLE 7: TERMINATION

7.1 Termination. Either party shall be in default if it fails to perform any of its duties or obligations hereunder and fails to substantially cure such default within twenty (20) days after written notice is given to the defaulting party. Upon an event of default, the non-defaulting party may terminate this Agreement by providing written notice of termination to the defaulting party, reserving unto the non-defaulting party all other rights and remedies it may have under this Agreement. If Customer is in default, LICENSOR reserves the right, in addition to all other rights and remedies it may have, to withhold further performance of its obligations under this Agreement and may repossess the Licensed Software and Documentation.

7.2 Effect of Termination. Upon termination of this Agreement for any reason, or of any licenses granted hereunder, (a) the provisions of Articles 8, 9, and 10 will survive and (b) Customer will promptly remove all affected Licensed Software from all memory locations, return all copies of the affected Licensed Software and Documentation to LICENSOR, and execute and deliver to LICENSOR a certificate stating that all copies of the affected Licensed Software have been removed and returned or destroyed.

                       ARTICLE 8: CONFIDENTIAL INFORMATION

Confidential Information shall mean and include: Licensed Software, its source code, the Documentation and any and all confidential business, technical or data processing information, trade secret or other proprietary information acquired by Customer in the course of carrying out the License, whether or not conceived of or prepared by Licensor or its agents, whether or not reduced to writing, and whether or not in human readable or machine readable form. Customer will treat and hold the Confidential Information in strict confidence. Customer acknowledges that in the course of its relationship with Licensor, it and its employees, Affiliates, contractors, subcontractors, officers and agents will acquire or have access to the Confidential Information. Customer acknowledges that the Confidential Information that is directly or indirectly disclosed by Licensor to Customer or its employees, Affiliates, contractors, subcontractors, officers or agents is confidential in nature, constitutes a valuable asset of Licensor, is proprietary to Licensor, and is properly the subject of protection. Customer further acknowledges that Licensor may have proprietary or confidential information of third parties that they may rightfully use in the course of their businesses. Customer further agrees that any entity or person who obtains or is provided access to the Confidential Information as an Affiliate, agent or contractor of Customer will do so only for the purpose of carrying out the performance of specific terms of this Agreement and shall sign a non-disclosure agreement with similar terms to this Section with Customer covering this Confidential Information.

Customer agrees that as a material inducement to Licensor to enter into this Agreement, neither Customer nor any of its employees, Affiliates, contractors, subcontractors, officers or agents will use, disclose or otherwise make available to any person or entity (except as required under the terms of this Agreement) any of the Confidential Information during the term of this Agreement or thereafter without the prior written consent of Licensor. Customer further agrees that it will instruct its employees, Affiliates, contractors, subcontractors, officers and agents not to, sell, lease, assign, transfer, copy or reveal any of the Confidential Information obtained from Licensor or any products or services that embody, in whole or in part, any Confidential Information without the prior written consent of Licensor. Customer warrants that it will take all steps necessary to ensure fulfillment of this obligation.

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To the extent the performance of its obligations under this Agreement requires
LICENSOR to be exposed to any information that is identified prior to disclosure by Customer as being confidential or proprietary, LICENSOR shall not disclose such information to any third parties and will use such information only to the extent necessary to perform any support and maintenance services under this Agreement; provided that this Section 8 shall not be applicable to information in the public domain, or received from third parties under no obligation of confidentiality or confidence, and that LICENSOR may reasonably use the name of Customer, and a description of Customer's use of the Licensed Software, in advertising and promotional literature.

                       ARTICLE 9: LIMITATION OF LIABILITY

Licensor's entire liability to Customer for damages concerning performance or nonperformance by Licensor or in any way related to the subject matter of this Agreement, and regardless of whether the claim for such damages is based in contract, tort, strict liability, or otherwise, shall not exceed the amounts paid by Customer under this Agreement.

                    ARTICLE 10: CONSEQUENTIAL DAMAGES WAIVER

EXCEPT FOR A BREACH OF ARTICLE 2 OR ARTICLE 8 BY CUSTOMER, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INCIDENTAL, CONSEQUENTIAL, PUNITIVE, OR SPECIAL DAMAGES, LOST PROFITS, OR LOST DATA, OR ANY OTHER INDIRECT DAMAGES, EVEN IF SUCH PARTY HAS BEEN ADVISED AS TO THE POSSIBILITY OF SUCH DAMAGES.

                               ARTICLE 11: GENERAL

11.1 Force Majeure. Except with respect to the Customer's obligation to make timely payments, neither party shall be held responsible for any delay or failure in performance to the extent that such delay or failure is caused by fires, strikes, embargoes, explosion, earthquakes, floods, wars, water, the elements, labor disputes, government requirements, civil or military authorities, acts of God or by the public enemy, inability to secure raw materials or transportation facilities, acts or omissions of carriers or suppliers, or other causes beyond its reasonable control.

11.2 Complete Agreement. This Agreement, any exhibits and schedules attached to it, and any other terms and conditions incorporated by reference herein, contain the entire understanding of the parties with respect to the subject matter hereof, and supersede any and all related prior understandings and agreements, oral or written. This agreement cannot be modified or amended except in a writing signed by both parties.

11.3 Severability. If any provision of this Agreement is declared or found to be illegal, unenforceable or void, then each provision not so affected will remain in full force and effect.

11.4 Assignment. Customer may not assign this Agreement by operation of law or otherwise without the prior written consent of LICENSOR. LICENSOR may assign any of its rights and obligations under this Agreement. This agreement will bind each party and its successors and assigns.

11.5 Disputes. This Agreement and the rights and obligations of the parties hereunder shall not be governed by the United Nations Convention on Contracts for the International Sale of Goods, the application of which is expressly excluded by the parties hereto. The laws of the State of California, regardless of the choice of law rules of such state or any other jurisdiction, will govern this Agreement. All disputes arising out of this Agreement shall be subject to the exclusive jurisdiction of either the state or federal courts located in San Jose, California, and the parties agree and submit to the personal and exclusive jurisdiction and venue of these courts.

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The laws of the State of California, other than choice of law rules, will govern this Agreement. Customer agrees that the Licensed Software is and will remain after termination of this Agreement the valuable, proprietary, and confidential property of LICENSOR, that any violation of Article 8 would cause LICENSOR irreparable injury for which it would have no adequate remedy at law, and that LICENSOR will be entitled to preliminary and other injunctive relief against any such violation. Such injunctive relief will be in addition to, and in no way limitation of, any other remedies or rights that LICENSOR may have at law or in equity.

11.6 No Waiver. No course of dealing, course of performance, or failure of either party strictly to enforce any term, right or condition of this Agreement shall be construed as a waiver of any other term, right or condition. No waiver or breach of any provision of this Agreement shall be construed to be a waiver of any subsequent breach of the same of any provision.

11.7 Relationship of the Parties. Licensor and Customer are independent contractors.

11.8 Fax Signatures. The parties hereby agree that signatures transmitted and received via facsimile or other electronic means shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against both parties.

11.9 Press Releases. All press releases and other public announcements created by Innofone regarding this Agreement shall not be released until approved in writing by Licensor.



                          END BASIC TERMS & CONDITIONS









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                                    EXHIBIT A

                      DESCRIPTION OF THE LICENSED SOFTWARE:

The foregoing are licensed in object or encrypted code form only:                   Minimum List Price
------------------------------------------------------------------------------------------------------
Clickmarks Internal Development System of CIS (minimum configuration of 2 CPUs)        CONFIDENTIAL
Clickmarks Production System of CIS (minimum configuration of 3 CPUs)                  CONFIDENTIAL

HipLinkXS                                                                  See attached Pricing Sheets
HipLinkES
IQLink
RemLink
OpenLink
QuickLink


















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                                    EXHIBIT B

AUTHORIZED MARKS:
SEMOTUS; WIRELESS ARCHITECTS; HIPLINK; HIPLINKXS; HIPLINKES; CLICKMARKS

CUSTOMER'S OBLIGATIONS RE: SEMOTUS' (THE "CORPORATION'S") MARKS:

(a) Customer shall supply Corporation with a sample, prior to the release of any web site launch, advertisement, brochure or other publicly distributed documentation or material bearing a Mark or advertising the Products in any way. Or, at any other time following reasonable written notice from Corporation, Customer shall provide Corporation with a sample of such advertisement, brochure or other documentation or Material. Customer shall cooperate fully with Corporation to facilitate periodic review of Customer's use of the Marks and of Customer's compliance with this Agreement.

(b) If Corporation notifies Customer of any defect in any web site page, advertisement, brochure or publicly distributed documentation or material related to the Products or bearing a Mark, or any failure of any of the foregoing to comply with the requirements of this Agreement, Customer shall promptly remedy the defect or failure.

(c) Customer acknowledges that this Agreement does not transfer any rights to use any Marks (except to the limited extent expressly set forth in this Agreement) and that this Agreement does not and will not confer any goodwill or other interest in any Marks upon Customer, al rights to which remain with Corporation.

(d) Customer shall use the Marks in a manner that does not derogate from Corporation's right in the Marks, and shall take no action that would interfere with or diminish those rights. Customer shall not reproduce or use the Marks in any manner whatsoever other than as expressly authorized by this Agreement or permitted by applicable law without a license. Customer shall not use as its own any mark, work or design confusingly similar to any Marks, including without limitation any mark, word or design that incorporates the word "Hip", Link", "Clickmarks" or "Semotus" or any mark, word or design confusingly similar thereto. Customer agrees that all use of the Marks by Customer will inure to the benefit of Corporation.

(e) Customer agrees to use the appropriate trademark, product descriptor and trademark symbol (either "TM" or circled "R"), and clearly indicate Corporation's ownership of its Marks whenever any of the Marks is first mentioned in any web site, advertisement, brochure or documentation, or in any other manner in connection with the Products.

(f) Customer shall not use or imitate the trade dress of Corporation's products or services relating to the Products.

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                                    EXHIBIT C

                STOCK ISSUANCE AND REGISTRATION RIGHTS AGREEMENT


































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                                    EXHIBIT D

Annual Maintenance and Support Fee: CONFIDENTIAL

Software Re-Certification Fee:

Professional Services Fees:  CONFIDENTIAL






























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                                    EXHIBIT E
                                FUTURE MILESTONES

a. Semotus shall sell to Innofone certain assets consisting of its HipLinkXS and Clickmarks software application products (the "Asset Sale") if the following conditions are met. In consideration, Innofone shall pay five thousand dollars ($5,000) to Semotus within ten (10) days of full execution of this License Agreement, two hundred forty five thousand dollars ($245,000) within ninety days of full execution of this License Agreement, and Innofone shall issue to Semotus a five hundred thousand dollar ($500,000) convertible promissory note. Innofone must have one million dollars ($1,000,000) in operating cash at the time of the closing of the Asset Sale and have resolved any pending litigation (carve out for Caleum) prior to the close of the Asset Sale. Semotus shall have approval authority regarding any material Innofone transaction during the period commencing upon the payment of the $5,000 and continuing thereafter until the close of the Asset Sale, such approval not to be unreasonably withheld.

Post-Closing Purchase Price Adjustment. In the event that the value of the Shares following the Closing Date is less than $3.75 million, then and in that event, the Post Closing Purchase Price Adjustment will be triggered. If the Post Closing Purchase Price Adjustment is triggered, during each calendar month after Closing and until the Asset Sale is Closed, Innofone shall promptly deliver additional shares of its common stock such that Semotus shall have an aggregate number of shares of Innofone common stock with an aggregate market value as of the date of payment of no less than Three Million Seven Hundred Fifty Thousand and 00/100 Dollars ($3,750,000) ("POST-CLOSING PURCHASE PRICE ADJUSTMENT"). Failure to deliver additional shares within 5 business days after month end will result in termination of "Asset Sale" agreement.

     Closing Contingencies:
     ----------------------
     1. The appropriate legal documentation and definitive agreements relating to the Asset Sale having been fully agreed upon by both parties and fully executed; and
     2. Completion of Due Diligence, the approval by each party's Board of Directors, and Shareholder approval.

b. Upon the close of the Asset Sale, Semotus shall grant to Innofone a Right of First Refusal to merge with and into Semotus (the "Merger"). The Right of First Refusal is conditional upon the following factors: (i) Innofone must have at least four million dollars ($4,000,000) in net shareholder value, and (ii) Innofone must have at least two million dollars ($2,000,000) in operating cash. Net shareholder value means shareholders' equity, as determined by the American Stock Exchange listing requirements.

Right of First Refusal. During the time period beginning from the Closing Date of the Asset Sale and ending ninety (90) calendar days thereafter (the "Restricted Period"), Innofone shall have a right of first refusal with respect to any proposed merger undertaken by Semotus, as follows. In the event that, during the Restriction Period, Semotus proposes to merge with another entity (a "Proposed Transaction"), then Semotus shall send to Innofone notice in writing of all of the terms of the Proposed Transaction (such notice, the "Offer Notice"). The Offer Notice shall constitute an irrevocable offer to merge with Innofone, on a basis similar to that described in the Proposed Transaction.

At any time within five (5) calendar days after receipt by Innofone of the Offer Notice (the "Option Period"), Innofone may elect to accept the offer to merge with Semotus under similar terms of the Proposed Transaction and shall give written notice of such election, including all of the terms of the Innofone Proposed Transaction (the "Acceptance Notice") to Semotus within the Option Period.

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Semotus' Board of Directors shall then determine, in its sole discretion, which merger transaction (the Proposed Transaction or the Innofone Proposed Transaction) is in the best interests of Semotus and its shareholders. The closing for any merger with Innofone shall take place within thirty (30) days following the expiration of the Option Period. After the expiration of the Option Period, if Innofone has not provided to Semotus an Acceptance Notice for the merger under identical terms of the Proposed Transaction, then Semotus may offer such merger on similar terms to third parties. However, in the course of negotiation with third parties, if the terms of the Proposed Transaction are materially modified, then Semotus shall again send an Offer Notice to Innofone outlining any such material modification of the Proposed Transaction (the "Revised Transaction") and shall grant Innofone a new Offering Period in which to accept such Revised Transaction.

Post-Closing Purchase Price Adjustment. In the event that the value of the Shares following the Closing Date is less than $3.75 million, then and in that event, the Post Closing Purchase Price Adjustment will be triggered. If the Post Closing Purchase Price Adjustment is triggered, during each calendar month after Closing and until the Merger is Closed, Innofone shall promptly deliver additional shares of its common stock such that Semotus shall have an aggregate number of shares of Innofone common stock with an aggregate market value as of the date of payment of no less than Three Million Seven Hundred Fifty Thousand and 00/100 Dollars ($3,750,000) ("POST-CLOSING PURCHASE PRICE ADJUSTMENT").

     Closing Contingencies:
     ----------------------
     1. The appropriate legal documentation and definitive agreements relating to the Merger having been fully agreed upon by both parties and fully executed; and
     2. The approval by each party's Board of Directors, shareholders and the American Stock Exchange.

c. Innofone shall have the right to buy back the Shares in cash at the Transaction Price ($3,750,000) should the Merger not close. This buy back option will be valid for one year from the full execution of this License Agreement.








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                                    EXHIBIT F

                TECHNICAL SUPPORT AND ANNUAL MAINTENANCE DOCUMENT
































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